                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 10-Q

         (Mark One)

         [ X ]     QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE
SECURITIES EXCHANGE ACT OF 1934

         FOR QUARTER ENDED:   MARCH 31, 1996;  OR

         [   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD _________ TO __________

         COMMISSION FILE NUMBER:  2-95626-D


                               SIONIX CORPORATION
                               ------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                UTAH                                                             87-0428526
 -------------------------------                                   ------------------------------------
 (State or other jurisdiction of                                   (I.R.S. Employer Identification No.)
 incorporation or organization)

5405 Morehouse Drive, Suite 250, San Diego, California                             92121
- - - ------------------------------------------------------                     ---------------------
      (Address of principal executive offices)                                   (Zip Code)

                                   (619) 622-0200
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                                      N/A
          -----------------------------------------------------------
         (Former name or former address, if changed since last report)

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that a registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes [ X ] No [     ]

         On March 31, 1996, there were 22,147,472 shares of the registrant's Common Stock, $.001 par value, outstanding.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.

         The condensed financial statements included herein have been prepared by the Company, without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

         In the opinion of the Company, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 1996 and the results of its operations and changes in its financial position from inception through March 31, 1996 have been made. The results of its operations for such interim period is not necessarily indicative of the results to be expected for the entire year.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         LIQUIDITY AND CAPITAL RESOURCES

                 By virtue of the Company's merger with Automatic Control Corporation, the Company has made substantial progress to become a viable business. This combination, treated as a pooling-of-interests, generated sizable increases in the Company's cash and capital positions. Although the Company's interim balance sheet reflects a negative working capital, management believes that with the release of the Company's initial products, this position will change by the end of the 2nd Quarter of 1996. Management is also in discussion with a number of groups considering an investment in the Company for working capital purposes, including the possibility of a secondary offering.

         RESULTS OF OPERATIONS

         For the 1st Quarter of 1996, the Company is reporting a loss of $353,000 or $0.02 per share. This loss was a result of the costs necessary to complete the development of the Company's initial products, computer software and hardware used to automate and optimize water monitoring processes of small to medium sized public and private water treatment facilities. The initial release of the Company's software program will occur during the 2nd Quarter of 1996, on a geographical basis beginning with California. The preliminary response from various water treatment officials who have seen preview versions of the software program have been very favorable.

         To further expand the marketing of the Company's products and services the Company has established a home page on the World Wide Web of the internet at http://www.sionix.com.

                          PART II - OTHER INFORMATION.

ITEM 1.  LEGAL PROCEEDINGS.

         At the present time there are no legal proceedings against the Company and the Company is unaware of any unasserted claim or assessment which will have a material effect on the financial position or future operations of the Company.

ITEM 2.  CHANGES IN SECURITIES.

         Not required.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES.

         Not required.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         On January 23, 1996, the Company held a Special Meeting of the Shareholders. The purpose of said meeting was to consider and act upon the proposals to (1) Amend the Articles of Incorporation to change the name of the corporation to SIONIX CORPORATION; and (2) Amend the Articles of Incorporation to provide that any action required to be taken at any annual or special meeting of shareholders of the corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting pursuant to Section 1-10a-704 of the Utah Revised Business Corporation Act, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

         There were 22,105,569 shares of the common stock entitled to vote at the meeting. There were present in person or by proxy at the meeting 13,788,658 shares. Both proposals were approved by the shareholders with 13,788,658 shares voting for adoption of the proposals. There were no votes against the proposals.

ITEM 5.  OTHER INFORMATION.

         Not required.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

         (a)     27     Financial Data Schedule

         (b) No reports on Form 8-K were filed during the quarter for which this report covers.

                                   SIGNATURES


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.


                                       SIONIX CORPORATION
                                       A UTAH CORPORATION



Dated: May 14, 1996                    By:  /s/  JACK F. MOOREHEAD
                                            -------------------------
                                            Name: Jack F. Moorehead
                                            Title:   President



Dated: May 14, 1996                     By: /s/   MICHAEL A. TAYLOR
                                            -------------------------
                                            Name:  Michael A. Taylor
                                            Title:    Chief Financial Officer

                               SIONIX CORPORATION
                         (A Development Stage Company)

                            March 31, 1996 and 1995

                              Financial Statements

                               TABLE OF CONTENTS

Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

Balance Sheets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Statements of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

Statements of Stockholders' Equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6

Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Sionix Corporation
(A Development Stage Company)
San Diego, California

The accompanying consolidated balance sheets of Sionix Corporation (a development stage company) as of March 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the three months then ended and for the three months ended March 31, 1995 and from inception on October 31, 1994 through March 31, 1996 were not audited by us and, accordingly, we do not express an opinion on them. The accompanying balance sheet of Sionix Corporation as of December 31, 1995 was audited by us and we expressed an unqualified opinion on it in our report dated February 14, 1996.

Jones, Jensen & Company
May 6, 1996

                               SIONIX CORPORATION
                         (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                                                         March 31,            December 31,
                                                                           1996                 1995
                                                                    ------------------   ------------------
                                                                         (Unaudited)
CURRENT ASSETS
  Cash in banks                                                     $          100,656   $          229,407
  Prepaid expenses and deposits                                                  6,996               73,391
                                                                    ------------------   ------------------

    Total Current Assets                                                       107,652              302,798
                                                                    ------------------   ------------------

PROPERTY AND EQUIPMENT - NET                                                    69,803               64,306
                                                                    ------------------   ------------------

INTANGIBLES - NET                                                            1,220,489            1,235,489
                                                                    ------------------   ------------------

    TOTAL ASSETS                                                    $        1,397,944   $        1,602,593
                                                                    ==================   ==================

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Loan payable                                                      $           50,000   $           56,500
  Accrued  expenses                                                            105,319               44,690
                                                                    ------------------   ------------------

    Total Current Liabilities                                                  155,319              101,190
                                                                    ------------------   ------------------

STOCKHOLDERS' EQUITY
  Common stock $.001 par value,
   100,000,000 shares authorized,
   22,147,472 and 4,370,370 shares
   issued and outstanding, respectively                                         22,147                4,370
  Additional paid-in capital                                                 4,820,856            4,744,633
  Accumulated deficit                                                       (1,268,578)            (915,800)
  Less-subscription receivable                                              (2,331,800)          (2,331,800)
                                                                    ------------------   ------------------

    Total Stockholders' Equity                                               1,242,625            1,501,403
                                                                    ------------------   ------------------

    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                                           $        1,397,944   $        1,602,593
                                                                    ==================   ==================





   The accompanying notes are an integral part of these financial statements.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                            Statements of Operations
                                  (Unaudited)



                                                                                                  From
                                                                                              Inception on
                                                         For the Three Months Ended             October 3,
                                                                March 31,                    1994, Through
                                               ---------------------------------------          March 31,
                                                      1996                 1995                   1996
                                               -----------------    ------------------   ------------------
REVENUE                                        $          -         $           -        $           -
                                               -----------------    ------------------   ------------------

EXPENSES

  Research and development                               200,701                35,684              716,179
  Depreciation and amortization                           19,495                -                    96,900
  Administrative and marketing                           131,508                   155              436,791
                                               -----------------    ------------------   ------------------

     Total Expenses                                      351,704               (35,839)           1,249,870
                                               -----------------    ------------------   ------------------

(LOSS) FROM OPERATIONS                                  (351,704)              (35,839)          (1,249,870)
                                               -----------------    ------------------   ------------------

OTHER INCOME (EXPENSE)

  Interest                                                (1,074)               -                   (18,708)
                                               -----------------    ------------------   ------------------

     Total Other Income (Expense)                         (1,074)               -                   (18,708)
                                               -----------------    ------------------   ------------------

NET LOSS                                       $        (352,778)   $          (35,839)  $       (1,268,578)
                                               =================    ==================   ==================

LOSS PER SHARE                                 $           (0.02)   $            (0.00)  $            (0.07)
                                               =================    ==================   ==================





   The accompanying notes are an integral part of these financial statements.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                       Statements of Stockholders' Equity
            From Inception on October 3, 1994 through March 31, 1996
                                  (Unaudited)


                                                       Common Stock             Additional
                                         --------------------------------        Paid-in          Accumulated
                                              Shares             Amount          Capital          Deficit
                                         --------------    --------------    --------------   ---------------
Balance, October 3, 1994                         -         $       -         $       -        $        -

Shares issued to initial
 stockholders in October 1994
 at par                                          10,000                10                90            -

Net loss from October 3, 1994
 through December 31, 1994                       -                 -                 -                 (1,521)
                                         --------------    --------------    --------------   ---------------

Balance, December 31, 1994                       10,000                10                90            (1,521)

Issuance of common stock
 for assignment of rights
 recorded at predecessor
 cost                                         1,990,000             1,990            (1,990)           -

Issuance of common stock
 for services at $0.25 per share                572,473               572           135,046            -

Issuance of common stock
 for debt at $0.25 per share                    188,561               188            47,347            -

Issuance of common stock
 for debt at $0.50 per share                    595,860               596           297,334            -

Issuance of common stock
 for debt at $2.00 per share                     98,194                98           196,290            -

Issuance of common stock
 for debt at $4.00 per share                    156,025               156           623,944            -

Issuance of common stock
 for cash at $4.00 per share                    138,040               138           552,022            -

Issuance of common stock for
 subscription note receivable
 at $4.00 per share                             414,200               414         1,652,658            -
                                         --------------    --------------    --------------   ---------------

Balance forward                               4,163,353    $        4,162    $    3,502,741   $        (1,521)
                                         --------------    --------------    --------------   ---------------





   The accompanying notes are an integral part of these financial statements.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                       Statements of Stockholders' Equity
            From Inception on October 3, 1994 through March 31, 1996
                                  (Unaudited)


                                                       Common Stock             Additional
                                         --------------------------------         Paid-in       Accumulated
                                              Shares             Amount          Capital          Deficit
                                         --------------    --------------    --------------   ---------------
Balance forward                               4,163,353    $        4,162    $    3,502,741   $        (1,521)

Issuance of common stock for
 future production costs at
 $6.00 per share                                112,500               113           674,887            -

Issuance of common stock
 for cash at $6.00 per share                     94,517                95           567,005            -

Net loss for the year ended
 March 31, 1996                                  -                 -                 -               (914,279)
                                         --------------    --------------    --------------   ---------------

Balance, March 31, 1996                       4,370,370             4,370         4,744,633          (915,800)

Recapitalization through merger
 with Coronado Capital
 Corporation (Note 3)                        17,734,902            17,735           (50,235)           -

Issuance of common stock
 for cash at $3.00 per share                     42,200                42           126,458            -

Net loss for the three
 months ended
 March 31, 1996                                  -                 -                 -               (352,778)
                                         --------------    --------------    --------------   ---------------

Balance, March 31, 1996                      22,147,472    $       22,147    $    4,820,856   $    (1,268,578)
                                         ==============    ==============    ==============   ===============





   The accompanying notes are an integral part of these financial statements.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                            Statements of Cash Flows
                                  (Unaudited)

                                                                                                   From
                                                                                                Inception on
                                                      For the Three Months Ended                 October 3,
                                                              March 31,                         1994, Through
                                                ---------------------------------------          March 31,
                                                        1996                1995                   1996
                                                ------------------    -----------------    ------------------
CASH FLOWS FROM
  OPERATING ACTIVITIES

    Net Income (loss)                           $         (352,778)   $         (35,839)   $       (1,268,578)
    Depreciation and amortization                           19,495               -                     96,900
    Common stock issued for services                        -                    -                    135,618
    (Increase) decrease in
      other current assets                                  66,395               -                     (6,996)
    Increase in accrued expenses                            28,129               7,740                 72,820
                                                ------------------    ----------------     ------------------

  Net Cash Provided (Used) by
    Operating Activities                                  (238,759)             (28,099)             (970,236)
                                                ------------------    -----------------    ------------------

CASH FLOWS FROM
  INVESTING ACTIVITIES

  Purchase of intangibles                                   -                    -                    (33,173)
  Purchase of fixed assets                                  (9,992)             (29,627)              (51,106)
                                                ------------------    -----------------    ------------------

Net Cash Provided (Used) by
  Investing Activities                                      (9,992)             (29,627)              (84,279)
                                                ------------------    -----------------    ------------------

CASH FLOWS FROM
  FINANCING ACTIVITIES

    Repayment of notes payable                              (6,500)              -                     (6,500)
    Proceeds from sale of stock                            126,500               -                  1,105,191
    Increase in notes payable                               -                    70,585                56,500
                                                ------------------    -----------------    ------------------

  Net Cash Provided (Used) by
    Financing Activities                                   120,000               70,585             1,155,171
                                                ------------------    -----------------    ------------------

INCREASE (DECREASE) IN CASH                               (128,751)              12,859               100,656

CASH AT BEGINNING OF PERIOD                                229,407               -                     -
                                                ------------------    -----------------    ------------------

CASH AT END OF PERIOD                           $          100,656    $          12,859    $          100,656
                                                ==================    =================    ==================

CASH PAID FOR:
  Interest                                      $            1,074    $          -         $           18,708
  Income taxes                                  $           -         $          -         $           -





   The accompanying notes are an integral part of these financial statements.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                      Statements of Cash Flows (Continued)

                                                                                                  From
                                                                                              Inception on
                                                       For the Three Months Ended              October 3,
                                                                                              1994, Through
                                                               <March 31,                       March 31,
                                                ---------------------------------------    ------------------
                                                        1996                1995                   1996
                                                ------------------    -----------------    ------------------
Supplemental disclosures of non-
 cash investing and financing
 activities:
  Increase in subscription notes
   receivable and future production
   costs receivable                             $           -         $          -         $       (2,331,800)

  Addition to debt for acquisition of
   intangibles                                              -                 1,273,285             1,302,914

  Common stock issued for services                          -                    -                    135,618





   The accompanying notes are an integral part of these financial statements.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                       Notes to the Financial Statements
                            March 31, 1996 and 1995

NOTE 1 -     COMPANY ORGANIZATION AND BUSINESS ACTIVITY

             Organization - Sionix Corporation (the "Company") was incorporated in Nevada on October 3, 1994. The Company was formed to design, develop, and market an automatic water filtration system primarily for small water districts.

             Development Stage - The Company is in the development stage and its efforts through March 31, 1996 have been principally devoted to research and development, organizational activities, and raising capital. As of March 31, 1996, the Company does not yet have revenues from the sale of its water filtration systems. The ultimate recovery of investments and costs is dependent on future profitable operations, which presently cannot be determined.

NOTE 2 -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Recognition of Revenue - The Company recognizes income and expense on the accrual basis of accounting.

             Commitments and Contingencies - The Company has no commitments or contingencies not disclosed in the financial statements.

             Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over a five year life.

             Intangibles - Intangibles are stated at cost. Amortization is computed over the estimated useful lives.

             Research and Development - The Company entered into an agreement with Sionix Technology (ACT) on February 28, 1995. Under this agreement, ACT acts as research and development consultant for the Company. In consideration for the performance of this agreement, the Company agrees to pay ACT total reimbursement of costs for consulting plus 5% as a consulting fee. ACT is a related party through significant common ownership.

             All research and development costs are expensed as incurred.

             Earnings (Loss) Per Share - The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

             Provision for Income Taxes - No provision for income taxes have been recorded due to net operating losses. The Company will account for income taxes pursuant to FASB Statement No. 109. The Internal Revenue Code contains provisions which may limit the loss carryforwards available should certain events occur, including significant changes in stockholder ownership interests, accordingly the tax benefit of the loss carryovers is offset by a valuation allowance of the same amount. The loss carryovers of approximately $1,265,000 expire by the year 2011.

                               SIONIX CORPORATION
                         (A Development Stage Company)
                       Notes to the Financial Statements
                            March 31, 1996 and 1995

NOTE 3 -     ACQUISITION AGREEMENT AND PLAN OF REVERSE MERGER

             On December 1, 1995, the Company entered into an Acquisition Agreement and Plan of Reverse Merger with Coronado Capital Corporation (Coronado). The shareholders of the Company and Coronado approved the merger on December 21, 1995 and December 28, 1995, respectively. The merger was effective on January 5, 1996. Under the terms of the merger agreement between the two companies, the stock of Coronado was reverse-split on a 1-for-4 basis effective as of January 16, 1996, and each pre-merger shareholder of the Company shall receive 4.819 new shares of the surviving corporation. As a result of the merger, the pre-merger shareholders of the Company make up approximately 95.0% of the total issued and outstanding shares of Coronado, following the effective date of the merger.

             Under the terms of the merger agreement, the name of Coronado was changed to Sionix Corporation. On January 23, 1996, the shareholders approved the change of the Company's name to "SIONIX CORPORATION."

NOTE 4 -     STOCKHOLDERS' EQUITY

             Subscription Receivable - During the year ended March 31, 1996, 414,200 shares of common stock were issued in return for notes in the amount of $1,656,800. These notes are secured by the shares issued are non-recourse otherwise. They have stated interest rate of 6% and have maturity dates ranging from March 1, 1998 to September 7, 1998.

             In addition to the above mentioned notes, the Company entered into an agreement for future production costs. Under this agreement, the Company issued 112,500 shares at $6.00 per share for production costs valued at $675,000.

NOTE 5 -     RELATED PARTY TRANSACTIONS

             Sionix Technology (ACT) is related to the Company through significant common control. The Company has purchased from ACT research and development services and various pieces of office equipment.